Internet Capital Group

Annual Report

PATH TO Value Creation


"LIFE CYCLE"
Acquire
Build
Capture Val

Take significant ownership stakes in private on-demand Internet software companies

Help these companies grow, increase revenues and improve earnings

Capture value through consolidation within ICG, strategic sale or merger, or IPO

The combined company, a leader in the growing global industrial equipment auction market, is expected to have significantly increased revenues and profits. WhiteFence also completed two small acquisitions in 2007, which expanded its product offerings and customer base. As we move into 2008, we continue to work closely with our partner companies to help identify, evaluate and complete acquisitions.

Building:
We are actively involved in, and, indeed, spend the lion's share of our time and resources, building our partner companies. In addition to helping a number of our partner companies complete important acquisitions in 2007, we also worked closely with several of our partner companies to build out their management teams. Finding and building great management teams is one of the most important aspects of our business, as a strong management team is the cornerstone of any successful business.

WhiteFence
Your Home Your Life Connected

THE COMPANY HAD ANNUAL REVENUE GROWTH OF OVER 90% IN 2007 AND ADDED 100 NEW PROVIDERS AND EXPANDED ITS DISTRIBUTION THROUGH MORE THAN 60 NEW CHANNEL PARTNERS.

In April, Freeborders hired a new CEO, Jean Cholka, a seasoned executive with over 25 years of experience in leadership positions at Fortune 50 companies. StarCite made a number of senior executive appointments, including Keith Forshew as COO, Richard Fagan as CFO, and Pieter Reider as SVP, International. WhiteFence named Jeff Wagoner as COO, rounding out the new senior management team. In addition, a number of key hires were made at Channel Intelligence and ICG Commerce. We believe that we have today the best group of management teams in place at our partner companies in ICG's twelve-year history. This strongly influences our optimism about the future.

TO OUR Stockholders



WALTER W. BUCKLEY, III
Co-founder, Chairman, President and Chief Executive Officer

2007 WAS A GREAT YEAR FOR ICG ON MANY FRONTS. WE ENDED THE YEAR DEBT-FREE, IN THE BEST FINANCIAL POSITION WE HAVE SEEN IN A NUMBER OF YEARS, WITH A GROUP OF CORE PARTNER COMPANIES THAT ACHIEVED RECORD AGGREGATE REVENUE GROWTH OF 31% AND HEALTHY IMPROVEMENT IN AGGREGATE EBITDA. AS WE CONTINUE ON OUR MISSION TO BE A LEADER IN THE ON-DEMAND SOFTWARE AND SERVICES INDUSTRY, WE BELIEVE THAT ICG AND OUR PARTNER COMPANIES ARE WELL POSITIONED TO EXECUTE THEIR STRATEGIES AND CREATE VALUE FOR OUR STOCKHOLDERS.

At ICG, we believe now more than ever that the on-demand software market represents the next stage in the evolution of the software industry. On-demand software offers greater economic benefits than traditional client/services software because it is less expensive to build, deliver and use than traditional software.

Our Approach

In pursuing our mission, we follow a three-stage approach. First, we acquire stakes in leading on-demand software companies. Then we help build these partner companies, with a goal of each becoming the leading player in its respective market. Finally, we prudently capture value in our partner companies through IPOs, strategic sales or mergers, or consolidation within ICG.

Acquiring:

From an acquisition perspective, we deployed approximately $23 million in 2007, principally to participate in follow-on financings at Freeborders, Investor Force, Metastorm, Vcommerce and WhiteFence. We looked at a number of new opportunities in 2007 and entered into negotiations with a handful of potential acquisition targets. However, we could not get comfortable with the valuations we were seeing, and walked away from a few very interesting companies. As a result we did not acquire stakes in any new partner companies in 2007. We have been acquiring companies in the on-demand software and services market for 12 years and have a sound economic framework to value these companies. Although we are very focused on making new acquisitions, we will remain disciplined in our approach and will acquire a company only when we believe the underlying valuation makes sense.

starCITE

THE COMPANY CONTINUED TO EXPERIENCE STRONG GROWTH IN 2007: 2007 BOOKINGS GREW 53% OVER 2006, AND STARCITE'S ON-DEMAND GLOBAL MEETINGS SOLUTIONS ARE NOW USED BY MORE THAN 15,000 CORPORATE AND SMALL BUSINESS MEETING PLANNERS.

Our partner companies closed several notable acquisitions in 2007. In August, Metastorm acquired Proforma, a leading provider of enterprise modeling solutions for enterprise architecture (EA) and business process analysis (BPA). This acquisition significantly accelerated Metastorm's growth and positioned the company as a clear leader in the business process software market. ICG was instrumental in driving this transaction. ICG also participated in the funding of GoIndustry's transformational acquisition of DoveBid, its largest competitor.

Internet Capital Group

WHAT WE ARE

- We are a publicly traded, technology holding company that acquires and builds leading on-demand software and services companies.

WHO WE ARE

- We are a seasoned team of operators, entrepreneurs and finance executives with deep domain expertise in the on-demand software and services sector.

WHAT WE OFFER

- We offer a highly liquid, diversified opportunity to participate in the compelling growth occurring in the on-demand sector through a basket of emerging private companies that are poised to be leaders in their respective markets.

2007 HIGHLIGHTS

- Our core partner companies achieved annual aggregate revenue growth of 31% in 2007 over 2006.
- We helped engineer Metastorm's acquisition of ProForma, which positioned Metastorm as the clear market leader, well-situated for value creation.
- We had $39 million in monetizations in 2007, primarily from the sale of Marketron.
- We built out the management teams at Freeborders, ICG Commerce, StarCite and WhiteFence.
- We ended 2007 debt-free and with a strong balance sheet.

ICG CORE Partner Companies

ci CHANNEL™ INTELLIGENCE

41% OWNERSHIP Channel Intelligence, a provider of enterprise e-commerce solutions for online retail, continued to make progress, announcing significant customer wins. On the retailer side, the company signed large clients, including Office Depot, Sears, Newegg, Best Buy, Wal-Mart, Target and The Home Depot. The company enhanced its product offering with the launch of new SellPath Products, including MediaExchange and StoreFront, as well as its new Managed Marketing Services for Retailers, which exceeded goals for marquee retailers such as Best Buy, Bealls, Saks 5th Avenue, Zales and many others.

WhiteFence® Your Home. Your Life. Connected

35% OWNERSHIP WhiteFence, a leader in online service transactions for home services, reported annual revenue growth of 90% in 2007. WhiteFence continued to expand it product and service offerings y introducing more than 100 new service providers and expand its distribution through more than 60 new channel partners. New product and service offerings included renewable energy credits, identity theft resolution and Bank of America credit card options, in addition to launching the WhiteFence Index, the only place on the Web to find averages for utility bills in more than twenty US cities.

ICGCOMMERCE Total Procurement. Maximized Savings.

65% OWNERSHIP Leading procurement services provider ICG Commerce had another very strong year. The company grew revenues by 30% over the prior year, exceeded its EBITDA targets and established contracts with new and existing customers worth over $90 million in total contract value. The company formally established over a dozen new customer relationships, including three multi-year, multi-million dollar relationships with market leaders like Chiquita Brands. In addition, the company extended and expanded relationships with many of its existing customers. ICG Commerce entered 2008 with backlog of approximately $150 million, a 32% increase over where it was a year ago, and is very well-positioned to continue penetrating the market.

starCITE®

26% OWNERSHIP StarCite continued to experience strong growth in 2007 resulting from a 38% increase in major clients across a variety of industries. 2007 bookings grew 53% over 2006, and StarCite's on-demand global meetings solutions are now used by more than 15,000 corporate and small business meeting planners. The requests for meetings (eRFPs) sent through StarCite's Online Global Marketplace represented a market opportunity of more than 20 million room nights, or $7.5 billion in business, an increase of 30% over 2006. There are now more than 150 Fortune 500 clients using StarCite's solutions as part of their strategic meetings management efforts.

Investor Force

80% OWNERSHIP Investor Force, a leading provider of business solutions for the institutional investment management industry, services some of the largest institutional consultant thought leaders. The Company has clients in production representing $4.6 million in contract value and is currently migrating additional clients representing $7.4 million in signed contract value into production. The Investor Force application processes approximately $2 trillion in institutional assets daily.

vcommerce

48% OWNERSHIP 2007 saw solid progress at Vcommerce, which is a leading provider of enterprise e-commerce solutions for online retailers. The Company reported that 2007 total revenue grew 43% over 2006 and 2007 core transaction revenue grew 85% over 2006. Vcommerce signed several significant customers in key industries and launched a new online marketing services group to help grow client retailers' sales.

METASTORM®

32% OWNERSHIP A leading provider of business process management software, Metastorm posted record revenues for the year and saw increased profitability. Inclusive of its 2007 acquisitions, Metastorm experienced 42% growth in total revenues year-over-year, and added over 165 customers to its portfolio in 2007. Overall, strong adoption rates and large enterprise license deals enabled Metastorm to post its third consecutive year of profitable growth.

freeborders

32% OWNERSHIP Freeborders, a leading provider of technology solutions developed from China, continued to enjoy significant growth, with 100% year-over-year growth in services revenue. Significant new contracts included Cicada, US Bank and Ticketmaster. Freeborders launched its world class global delivery model, CHINDUS℠ as well as ATLAS℠, its governance model.

*Reflects ICG's primary ownership as of December 31, 2007

DIRECTORS

WALTER W. BUCKLEY, III
Chairman of the Board,
President and Chief Executive Officer
Internet Capital Group, Inc.

DAVID J. BERKMAN
Managing Partner
Associated Partners, LP

THOMAS A. DECKER
President and CEO
Cozen O'Connor

DAVID K. DOWNES
President, CEO and Director
Community Capital Management, Inc.;
President and Treasurer
Community Reinvestment Act
Qualified Investment Fund

THOMAS P. GERRITY
Professor of Management
The Wharton School of
the University of Pennsylvania

MICHAEL J. HAGAN
Chairman
NutriSystem Inc. (Nasdaq: NTRI)

ROBERT E. KEITH, JR.
Managing Director
TL Ventures;
Chief Executive Officer
Technology Leaders Management, Inc.

WARREN "PETE" MUSSER
President and Chief Executive Officer
The Musser Group

PHILIP J. RINGO
Chairman of the Board and
Chief Executive Officer
RubberNetwork.com LLC

EXECUTIVE OFFICERS

WALTER W. BUCKLEY, III
Chairman of the Board,
President and Chief Executive Officer

DOUGLAS A. ALEXANDER
Managing Director

R. KIRK MORGAN
Chief Financial Officer

INVESTOR INFORMATION

CORPORATE HEADQUARTERS
690 Lee Road
Suite 310
Wayne, PA 19087
Phone: 610.727.6900

WEBSITE ADDRESS
www.internetcapital.com

TRANSFER AGENT AND REGISTRAR
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

INVESTOR SERVICE
INFORMATION HOTLINE
Phone: 888.252.6004
www.bnymellon.com/shareowner/isd

Karen Greene
Vice President, Investor Relations
and Corporate Communications
Phone: 610.727.6900
Email: ir@internetcapital.com

INDEPENDENT REGISTERED PUBLIC ACCOUNT

KPMG LLP
1601 Market Street
Philadelphia, PA 19103

OUTSIDE LEGAL COUNSEL

Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104

COMMON STOCK DATA

Our stock is traded on the
NASDAQ Global Market
under the symbol "ICGE"

Capturing Value:

As we focus on building and growing our core partner companies, we remain equally dedicated to prudently capturing value. In June, we sold Marketron to The Wicks Group, a private equity firm, for net proceeds of approximately $37 million. The sale of Marketron provided ICG with additional capital to deploy into faster growing companies.

Today, ICG's holdings span various stages of the ICG life cycle. (See Building Value Diagram) Four of our partner companies, Creditex, ICG Commerce, Metastorm and StarCite, are generating $50 million or more in revenue, with continued strong revenue and earnings growth expected going forward. We consider these companies to be well positioned for value-capturing events and are committed to taking advantage of strategic opportunities to realize value. Two of our partner companies, Freeborders and WhiteFence, are growing rapidly, and we would expect them to mature into the later stage category in 2009. Finally, three other partner companies, Channel Intelligence, Investor Force and Vcommerce, are accelerating growth by building out their platforms.

Looking to the Future

The success of ICG and our partner companies is due not only to our disciplined acquisition and growth strategy, but also to the wealth of talent and experience of our management teams, within ICG and throughout our network of partner companies. With these combined forces, we believe ICG is poised for continued success in 2008 and beyond.

Finally, I'd like to take a moment to discuss our efforts to enhance our investor communications. We understand that the ICG story is a complex one, and we've taken steps over the last few years to make our progress more visible. To that end, I invite you to visit our website, www.internetcapital.com, where we have posted video interviews with members of our senior management and the leaders of some of our partner companies. We hope these interviews will provide additional insight into ICG and the opportunities that lie ahead for our partner companies.

At ICG, we are committed to capitalizing on the opportunities in the maturing on-demand software and services market to create additional value for our stockholders. We remain focused on growth, selectively pursuing acquisitions and continually evaluating value creation opportunities for the benefit of ICG and our stockholders. We are confident that, through this focused strategy, we have created a solid foundation for ICG's ongoing growth and future success.

Sincerely,



Walter W. Buckley, III

Co-Founder, CEO, President and Chairman of the Board

BUILDING VALUE


CHANNEL INTELLIGENCE
FREEBORDERS
CREDITEX
ICG COMMERCE
MARKETRON
METASTORM
Build
Q4 2006
CHANNEL INTELLIGENCE
FREEBORDERS
WHITEFENCE
CREDITEX
ICG COMMERCE
METASTORM
STARCITE
Build
Q4 2007

In 2007, our partner companies demonstrated strong execution across the board. ICG's core companies posted annual aggregate EBITDA improvement of 39% over last year and annual aggregate revenue growth of 31%, exceeding our original guidance of 25% aggregate revenue growth for the year.

A leading contributor to the growth of our partner companies was the introduction of a number of new products and enhancements last year. Early in 2007, Creditex launched T-Zero, an innovative electronic settlement platform for credit derivatives trading. By the end of the year, fourteen of the world's largest banks endorsed the platform and subscribed to T-Zero. Creditex also launched QWIXX, a trading platform designed primarily for hedge funds, which enables bundled trading of derivatives. StarCite introduced a number of new offerings in 2007, including solutions for small meetings and dinner meetings. In partnership with American Express, StarCite also began offering a payment card that facilitates the tracking and analysis of meeting spending for its customers.

ICGCOMMERCE

IN 2007, THE COMPANY GREW REVENUES BY 30% OVER THE PRIOR YEAR, EXCEEDED ITS EBITDA TARGETS AND ESTABLISHED CONTRACTS WITH NEW AND EXISTING CUSTOMERS WORTH OVER $90 MILLION IN TOTAL CONTRACT VALUE. ICG COMMERCE PROJECTS CONTINUED REVENUE GROWTH IN EXCESS OF 30% IN 2008.

Through the year we also helped our partner companies develop new services, many of which are being rolled out this year. For example, just after the start of the year, WhiteFence launched the WhiteFence Index, the only place on the Internet to find averages for utility bills in more than twenty U.S. cities. Channel Intelligence launched the CI Ad Network, which benefits manufacturers and retailers and fosters channel partnerships by connecting customers from the product pages of a manufacturer's website to online retailers. This program has seen significant growth and adoption since its introduction.

Internet Capital Group

690 Lee Road
Suite 310
Wayne, PA 19087
www.internetcapital.com

END